THELEN REID & PRIEST LLP
                                                                Attorneys at Law
                                                        ------------------------

                                                                875 Third Avenue
                                                         New York, NY 10022-6225

                                                               Tel. 212.603.2000
                                                               Fax  212.603.2001

                                                              www.thelenreid.com


Bruce A. Rich
212.603.6780 Direct Dial
212.829.2045 Direct Fax
brich@thelenreid.com


                                                          January 6, 2005


BY FACSIMILE (202) 942-9638

Michael Pressman, Esq.
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Avenue, N.W.
Washington, D.C.  20549

         Re:      INTRAC, INC.
                  SCHEDULE 14F-1, FILED ON DECEMBER 20, 2004
                  FILE NO. 5-80010

Dear Mr. Pressman:

     As counsel to Intrac, Inc., we are responding to your comment letter, dated December 29, 2004, to the above-captioned filing. We have attached an amended
Schedule 14F-1, marked to show the changes from the initial filing. The responses in this letter are keyed to the items in your comment letter. We are separately filing the amended Schedule by EDGAR.

     1. Prior to entry into the December 2004 merger agreement, there had been no relationship between Intrac and its officers, directors and principal stockholders, on one hand, and IDDS and its officers, directors and principal stockholders, on the other hand.

     2. The biographical information for Dr. Carr has been modified to clarify his association with the Tufts-New England Medical Center. We added specific dates to bios of Dr. Mermelstein and Mr. Kash to avoid the impression of any gaps in their five-year business experience.

     3. Item 7(d)(2)(i) - the section "Executive Officers and Directors- Board Committees" was amended to state why Intrac had no Board Committees, and the intention of the new Board to establish an Audit and Compensation Committee and perhaps also a Nominating Committee and Corporate Governance Committee at its first full meeting. That meeting is scheduled for later this month.

                                                        THELEN REID & PRIEST LLP


Michael Pressman, Esq.
Securities and Exchange Commission
January 6, 2005
Page 2


          Item 7(f) - the section "Executive Officers and Directors - Board of Directors Meetings" was expanded to make clear that the prior Board held no physical meetings, taking all actions by unanimous written consent as permitted by Nevada law.

          Item 7(h) - in the sub-sections "Board of Directors Meetings" and "Board Committees," we added information as to the policy for directors' attendance at stockholder meetings and communications between stockholders and directors.

     This letter also confirms that during our telephonic discussion on January 4, you stated that the SEC staff was not asking Intrac to mail an amended 14F-1 Statement, subject to your review of these responses to the comment letter.

     Should you have any questions regarding the responses or the amended 14F-1, please contact the undersigned.

                                        Very truly yours,

                                        /s/ Bruce A. Rich

                                        Bruce A. Rich


BAR/dw

cc:  Fred Mermelstein
     Douglas Hamilton